UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING
(CHECK ONE):  Form 10-K  Form 20-F   Form 11-K   X Form 10-Q  Form N-SAR
     For Period Ended:      December 31, 1994

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or
Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________
PART I - REGISTRANT INFORMATION


Full Name of Registrant     EMERSON RADIO CORP.

Former Name if Applicable
____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

NINE ENTIN ROAD
___________________________________________________________________________
City, State and Zip Code

PARSIPPANY, NEW JERSEY 07054

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
  X will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Eugene I. Davis               (201)           428-2000
            (Name)                   Area Code    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or
    15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such
    reports) been filed?  If answer is no, identify report(s).  X Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion
    thereof?  X  Yes   No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       Addendum attached

ADDENDUM

                              EMERSON RADIO CORP.
                Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 14, 1995                By /s/ Eugene I. Davis
                                                Eugene I. Davis, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 10010).

                          ADDENDUM TO PART IV (3)

      Registrant anticipates reporting significant improvement in sales and results of operation during the fiscal quarter ended December 31, 1994, as compared to the fiscal quarter ended December 31, 1993.